SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2003



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927   **43-1857213**

(Commission File Number)   *(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 5. OTHER ITEMS.

Charter Communications, Inc. changed its revenue classifications in the third quarter of 2003. Commercial revenue, which use to be included within the video, high-speed data, and other revenue line items on its statement of operations, is now broken out as a separate component of revenue in its September 30, 2003 Form 10-Q filed on November 3, 2003. Exhibit 99.1 gives details of the components of commercial revenue by quarter for 2002 through September 30, 2003. This information is also included on our website at www.charter.com under the caption "Investors & News Center" under the caption "About Us."

ITEM 7. EXHIBITS.

Exhibit
Number   Description

99.1   Commercial Revenue by Quarter.*

  * filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.,
Registrant

Dated: November 4, 2003

By: /s/ Steven A. Schumm

Name: Steven A. Schumm

Title: Executive Vice President and Chief Administrative Officer and Interim Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit
Number   Description

99.1   Commercial Revenue by Quarter.

Exhibit 99.1

Charter Communications, Inc.
Commercial Revenue by Quarter
In Millions

Account	1st Qtr 2002		2nd Qtr 2002		3rd Qtr 2002		4th Qtr 2002	
Video Revenue (a)	$	28	$	30	$	30	$	31
High-Speed Data (b)		1		1		1		1
Other Revenue (c)		7		9		10		12
Total	$	36	$	40	$	41	$	44

Account	1st Qtr 2003		2nd Qtr 2003		3rd Qtr 2003	
Video Revenue (a)	$	32	$	33	$	33
Other Revenue (c)		15		17		19
Total	$	47	$	50	$	52

The intent of this schedule is to show the components of commercial revenue and their classification within Charter Communications, Inc.'s statement of operations prior to and including September 30, 2003.

(a)   Represents video revenue from commercial and multi-dwelling structures (e.g. apartment complexes).
(b)   Represents commercial revenue from our high-speed data product. This component became a part of Charter Business Networks (CBN) in 2003.
(c)   Represents commercial revenue from our CBN service.